Exhibit 99.1

FOR IMMEDIATE RELEASE

MEDIVATION’S BOARD OF DIRECTORS UNANIMOUSLY REJECTS SANOFI’S

UNSOLICITED PROPOSAL

Opportunistically-Timed Proposal Substantially Undervalues Medivation and

Is Not in the Best Interests of Stockholders

SAN FRANCISCO, CA – April 29, 2016 – Medivation, Inc. (NASDAQ: MDVN) today announced that its Board of Directors, after consultation with its financial and legal advisors, unanimously determined that the unsolicited proposal from Sanofi to acquire Medivation for $52.50 per share in cash substantially undervalues Medivation and is not in the best interests of the company and its stockholders.

“Over the past several years, we have established a world class oncology franchise and a unique, diversified and highly-promising late-stage development pipeline,” said David Hung, M.D., Founder, President and Chief Executive Officer of Medivation. “Further, we have a track record of delivering extraordinary value to our stockholders. Sanofi’s opportunistically-timed proposal, which comes during a period of significant market dislocation, and prior to several important near-term events for the company, is designed to seize for Sanofi value that rightly belongs to our stockholders. We believe the continued successful execution of our well-defined strategic plan will deliver greater value to Medivation’s stockholders than Sanofi’s substantially inadequate proposal.”

The Medivation Board of Directors’ unanimous conclusion was based on the following:

The proposal substantially undervalues Medivation and its leading oncology franchise.

•	Medivation has significant scarcity value as one of the few profitable, commercial-stage oncology companies; it has brought a blockbuster product to market and is leveraging its expertise to develop and bring to market additional products.

•	Medivation has built XTANDI® (enzalutamide) capsules into a rapidly-growing, multi-billion dollar oncology product and remains on track to achieve its 2016 U.S. net sales guidance, which implies approximately 28% growth (at the mid-point) for the year.

•	XTANDI is one of the most successful oncology product launches in history and just surpassed Johnson & Johnson’s Zytiga® (abiraterone) in U.S. market share, despite launching sixteen months later.

•	XTANDI has achieved worldwide annual net sales of $2.2 billion on a run rate basis, less than four years after its initial approval.

•	XTANDI has significant patent life with 10+ years of remaining exclusivity.

•	XTANDI is poised to capitalize on a substantial, near-term commercial opportunity in urology, enabling it to serve a larger patient population of men with metastatic castration-resistant prostate cancer (mCRPC) and increasing the duration of therapy.

•	The PDUFA date for TERRAIN/STRIVE label expansion on October 22, 2016, is rapidly approaching and is anticipated to drive significantly greater adoption by urologists.

•	In April, the CHMP issued a positive opinion to include findings from the TERRAIN trial in the European label.

•	Medivation recently expanded its specialty salesforce to create dedicated urology and oncology selling teams that are just starting to have a promotional impact.

•	XTANDI has multiple opportunities beyond mCRPC, which are not reflected in the company’s current valuation.

•	Ongoing Phase 3 trials, i.e. PROSPER and EMBARK, are designed to move XTANDI even earlier in the prostate cancer treatment paradigm; PROSPER is on track to complete enrollment of 1,560 patients in mid-2017.

•	Medivation is pursuing clinical development across three major subtypes of breast cancer, a new and significant market opportunity for XTANDI, and expects to report top-line Phase 2 data in patients with ER/PR+ breast cancer, which represents 50% of all breast cancers, in the second half of 2016.

•	A Phase 3 trial in Triple Negative Breast Cancer, a significant unmet need, is expected to initiate later in 2016.

•	The company continues to explore XTANDI in other solid tumor indications and settings, e.g., in hepatocellular carcinoma and in combination with immunotherapy.

Sanofi’s proposal would deny Medivation’s stockholders the value of Medivation’s wholly-owned, innovative late-stage pipeline.

•	Talazoparib represents another blockbuster opportunity as a potentially best-in-class PARP inhibitor targeting a wide range of oncology indications.

•	Top-line data from the Phase 3 EMBRACA trial in germline BRCA mutated advanced breast cancer is expected in the first half of 2017.

•	Recent data reported at AACR demonstrate talazoparib’s potential in tumors with defects in DNA repair beyond BRCA deficiency and possibly in patients without evidence of homologous recombination deficiency when used in combination with low dose chemotherapy.

•	The company is preparing to initiate several clinical trials in 2016, including in breast cancer beyond germline BRCA mutations, prostate cancer, ovarian cancer and small cell lung cancer, including potentially registrational trials.

•	Medivation recently met with the FDA to discuss clinical trial design and a potential accelerated approval pathway in prostate cancer.

•	Talazoparib is highly synergistic with our existing development and commercial infrastructure.

•	Additional clinical data demonstrating talazoparib’s potent activity is expected to be presented at a medical meeting later in the year.

•	Pidilizumab has the potential to be a novel immuno-oncology candidate supported by clinical efficacy and a strong safety profile in several hematological malignancies.

The execution of Medivation’s business plan will deliver value to its stockholders that is far superior to Sanofi’s proposal.

•	Medivation has an exceptional track record for execution.

•	XTANDI has achieved all development and sales milestones under Medivation’s collaboration with Astellas.

•	Medivation’s track record for delivering value to our stockholders is exemplified by XTANDI, which was in-licensed as a pre-clinical asset in 2005, received full FDA approval in seven years (better than industry average), and achieved $2.2 billion in worldwide annual net sales on a run rate basis in less than four years.

•	The company has generated a 1,440%+ total shareholder return for its stockholders since 2009.

•	Medivation has already achieved two years of profitability, despite only launching XTANDI in late 2012, and the company has pursued minimal, dilutive capital raises.

Sanofi’s timing is designed to benefit Sanofi – not Medivation’s stockholders.

•	Sanofi approached Medivation following a period of significant market dislocation in biotech and just as the market was beginning to recover.

•	The “private offer” was submitted to Medivation when the NBI index was almost 30% below its July 2015 high.

•	The proposal offer price is:

•	21% below Medivation’s 52-week trading high of $66.40

•	Less than a 14% premium to Medivation’s 12-month volume weighted average price, or VWAP

•	Only a 9% premium to Medivation’s VWAP over the last month

Medivation will provide additional information on its financial performance, XTANDI’s utilization and the company’s clinical development plans for talazoparib on next week’s earnings call.

Kim D. Blickenstaff, Chairman of Medivation’s Board of Directors, notes that “Medivation has a long history of producing superior growth and generating significant value for its stockholders. Since the launch of XTANDI, Medivation has achieved revenues of nearly $1 billion in just over three years. There are several exciting pipeline opportunities that will drive significant growth. The Board is determined to continue to aggressively focus on working for, and delivering value to, Medivation’s stockholders.”

The following is the text of the letter that was sent on April 29th, to Sanofi’s CEO, Olivier Brandicourt:

Olivier Brandicourt Chief Executive Officer Sanofi 54, rue La Boétie 75008 Paris, France	April 29, 2016

As we had indicated we would on April 18, 2016, the Board of Directors of Medivation, Inc. has thoroughly reviewed your proposal with the assistance of its financial and legal advisors. After careful consideration, the Board has concluded that your unsolicited proposal substantially undervalues the company and its prospects. Our Board strongly believes that Medivation’s business plan will deliver value to our stockholders that is far superior to Sanofi’s offer and unanimously rejects your proposal.

Yours sincerely,

David Hung, M.D.

Founder, President and Chief Executive Officer

Medivation, Inc.

Forward-Looking Statements

Forward-looking statements are made throughout this press release. The forward-looking statements in this press release include, but are not limited to, statements regarding Medivation’s strategy, plans, initiatives and anticipated financial performance, expected clinical and regulatory developments and the potential for XTANDI and Medivation’s pipeline assets and how they will drive growth for Medivation, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may also be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. All forward-looking statement are subject to risks and uncertainties which may cause actual results to differ significantly from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, Medivation’s dependence on its collaboration relationship with Astellas to support the continued commercialization of XTANDI® (enzalutamide) capsules despite increasing competitive, reimbursement and economic challenges; risks that unexpected adverse events could impact sales of XTANDI; the inherent uncertainty associated with the regulatory approval process; and other risks detailed in Medivation’s filings with the Securities and Exchange Commission, or SEC, including its annual report on Form 10-K for the year ended December 31, 2015, which was filed on February 26, 2016. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this press release. Medivation disclaims any obligation or undertaking to update, supplement or revise any forward-looking statements contained in this press release.

Additional Information

This press release is neither an offer to buy nor a solicitation of an offer to sell any securities of Medivation. No tender offer for the shares of Medivation has commenced at this time. In connection with its proposed transaction, Sanofi may file tender offer documents, consent solicitation documents or other documents with the U.S. Securities and Exchange Commission (“SEC”). If a tender offer and/or consent solicitation is commenced, Medivation will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to such tender offer and may file a solicitation of revocation in connection with such consent solicitation. Once filed, stockholders will be able to obtain, as applicable, the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Medivation on Schedule 14D-9, any consent solicitation, any solicitation of revocation and related materials with respect to any tender offer or consent solicitation, free of charge, at the website of the SEC at www.sec.gov, and from any information agent and/or dealer manager named in the tender offer materials. Stockholders may also obtain, at no charge, any such documents filed with or furnished to the SEC by Medivation under the “SEC Filings” tab in the “Investor Relations” section of Medivation’s website at www.medivation.com. Stockholders are advised to read these documents, if and when they become available, including any amendments thereto, as well as any other documents relating to any tender offer and/or consent solicitation that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender shares or submit consents because the documents will contain important information.

Certain Information Regarding Participants

Medivation, its directors and certain of its executive officers may be deemed to be participants in the solicitation of revocations in connection with any Sanofi solicitation. Information regarding the names of Medivation’s directors and executive officers and their respective interests in Medivation by security holdings or otherwise is set forth in Medivation’s proxy statement for the 2016 Annual Meeting of Shareholders, filed with the SEC on April 28, 2016. Additional information can also be found in Medivation’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 26, 2016 and in Medivation’s latest Quarterly Report on Form 10-Q.

Contacts:

Investors

Medivation, Inc.

Anne Bowdidge

650.218.6900

Media

Sard Verbinnen & Co.

Ron Low

415.618.8750

Meghan Gavigan

415.618.8750

Michael Henson

+44 (0).20.3178.8914

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